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                                                                EXHIBIT 11.1

                     ROGUE WAVE SOFTWARE CORPORATION

         STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE
                  (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                       YEAR ENDED SEPTEMBER 30,
                                                      1995        1996      1997
                                                      ----        ----      ----
Weighted average shares ..........................    3,425       3,530     7,171
Dilutive common stock options using the
 treasury stock method ...........................      180       1,083     1,326
Weighted average shares assuming conversion of
 Series A preferred stock ........................      772         800       112
Weighted average shares assuming conversion of
 Series B preferred stock (1) ....................       --          --        --
Shares added pursuant to SAB 83 (2) ..............      632         632       138
                                                      -----       -----     -----

Total shares used for per share calculations .....    5,009       6,045     8,747

Net income .......................................      $79         $35    $2,798

Net income per common share ......................    $0.02       $0.01     $0.32
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(1) All shares of Series B preferred stock were issued in the one-year period prior to the Company's filing of its registration statement on Form SB-2, and, therefore, a portion of such preferred stock is included in the SAB
    83 adjustment.

(2) Amount is calculated using the as if converted and treasury stock method and the $12.00 initial offering price per share of the Company's common stock.

(3) Fully diluted earnings per share is not materially different from primary earnings per share.